315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
October 5, 2006
Via EDGAR and Federal Express
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549-0303

Re:	HCA Inc. Revised Schedule 13E-3 and Revised Schedule 14A Filed September 18, 2006 File No. 1-11239
Dear Mr. Riedler:
          On behalf of our client, HCA Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated October 2, 2006, concerning the revised preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the revised Transaction Statement on Schedule 13E-3 of the Company and the applicable filings persons under the Exchange Act, in each case filed by the Company effective September 18, 2006. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Transaction Statement”), which are being filed with the Commission today, both clean and marked to show changes from the versions filed effective September 18, 2006. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
          We represent the Company only. To the extent any response relates to information concerning Parent, Merger Sub, Dr. Frist, Thomas F. Frist III, the Frist Entities, the Management Investors, any of the private equity funds affiliated with the sponsors identified in the Proxy Statement, Credit Suisse Securities (USA) LLC or Morgan Stanley & Co. Incorporated, such

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 5, 2006

response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.
SCHEDULE 13E-3
1.	We note your response to comment 1. We note that besides his potential directorship, Thomas F. Frist III is Dr. Frist’s son, and he may own up to 2.1% of Parent’s equity after the transaction. These factors, together, suggest he may be an affiliate engaged in the transaction for purposes of Rule 13e-3 and should be named as a filing person. Please revise your documents to identify him as a filing person.

RESPONSE: The Transaction Statement and pages 7, 32 and 41 of the Proxy Statement have been revised to reflect the inclusion of Dr. Frist’s son, Thomas F. Frist III, as a filing person in accordance with the Staff’s comment.
SCHEDULE 14A
Summary Term Sheet, page 1
2.	We note your response to comment 5, and we reissue the comment in part. Please revise the “Interests of the Company’s Directors and Executive Officers in the Merger” bullet point on page 5 to quantify the total cash payment that each officer and director will receive if the merger is consummated. Please note that we are not simply requesting a cross-reference to the discussion in the Special Factors section.

RESPONSE: The disclosure on page 5 of the Proxy Statement has been revised in accordance with the Staff’s comment.

3.	We note your response to comment 6, and we reissue the comment. Please revise the “Opinions of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated” bullet point on page 6 to disclose the amount of Credit Suisse’s fee for its opinion and the amount by which the fee will increase if the merger is completed. Please note that we are not simply requesting a cross-reference to the discussion in the Special Factors section. We note your disclosure on page 34 that HCA has agreed to pay Credit Suisse an additional amount, estimated to be $4.4 million, in the event the merger is consummated. Please explain why this amount is estimated and how it may change.

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 5, 2006

Additionally, on page 36 you state that HCA may pay an additional discretionary fee to Morgan Stanley upon the early termination of Morgan Stanley’s engagement and the closing of the merger. What factors will the Special Committee consider when deciding whether to pay the discretionary fee?

RESPONSE: The disclosure on pages 6 and 36 of the Proxy Statement has been revised in accordance with the Staff’s comment. We supplementally advise the Staff that the approximately $4.4 million fee payable to Credit Suisse is not estimated, but has been determined, and the disclosure has been revised accordingly.
Special Factors
Background of the Merger, page 19
4.	We note your response to comment 12. If accurate, please revise the discussion of the May 8, 2006 meeting to clarify that Messers. Bovender and Bracken and Dr. Frist left the meeting because it is customary for management to participate in leveraged buyout transactions although they had not at this point had any discussions with the sponsors regarding participation in the transaction. Additionally, please clarify at what point Messrs. Bovender and Bracken and Dr. Frist expressed interest in participating with the sponsors in the buyout of the Company. Was their participation mentioned or implied when Dr. Frist and management contacted representatives of KKR and Bain on or about April 20, 2006 or at the meetings that immediately followed? Further, clarify why or how Dr. Frist and management identified the “sponsors” as possible parties to a potential transaction?

RESPONSE: The disclosure on pages 19, 20 and 22 of the Proxy Statement has been revised in accordance with the Staff’s comment.

5.	In the discussion of your May 24, 2006 meeting, you state that Merrill Lynch representatives reviewed strategic alternatives that management had reviewed since the September 2005 board of directors meeting. Please revise to clarify that Merrill Lynch reviewed a number of hypothetical transactions involving public and private companies.

RESPONSE: The disclosure on page 20 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger
The Special Committee, page 27
6.	We note your responses to comments 25, 26, and 27, and we reissue these comments in part. As noted previously, each filing person is required to consider the factors listed in instruction 2 to Item 1014 of Regulation M-A in connection with its fairness determination. To the extent a filing person does not perform its own evaluation of one

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 5, 2006

or more of the factors and is relying on the analyses of another to satisfy its Item 1014 requirements, it must expressly “adopt” such conclusion and analyses. See Question and Answer No. 20 of the Exchange Act Release No. 17719 (April 13, 1981). Since the Special Committee appears to rely on the analyses of Credit Suisse and Morgan Stanley in reaching its fairness conclusion, the Special Committee must specifically “adopt” these analyses. It is not sufficient to state that you reviewed and considered the analyses unless you also performed your own analyses.
RESPONSE: The disclosure on page 30 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Selected Companies Analysis, page 38
7.	We note that in response to comment 43, you now disclose that the three criteria used to determine which hospital companies to include in the analysis were (1) publicly traded (2) hospital companies (3) with operations similar to HCA.
•	Since there are numerous publicly traded hospital companies, please disclose which aspects of operations the financial advisors considered in determining that the six companies included in the analysis were the only six companies that had operations similar to HCA.

•	If any other companies met the criteria but were excluded from the analysis, please identify those companies and disclose the reasons for their exclusion.
RESPONSE: The disclosure on page 38 of the Proxy Statement has been revised in accordance with the Staff’s comment to discuss with particularity additional criteria, including company size and operations, which were used to determine comparable companies. With regard to the Staff’s second comment, we respectfully submit that determining what constitutes a comparable company and whether companies meet certain criteria necessarily involves the application of professional judgment by financial advisors. In the exercise of their professional judgment, Credit Suisse and Morgan Stanley reviewed various companies against the disclosed criteria and made a determination that these six companies were most comparable to HCA.

8.	We note your disclosure that Credit Suisse and Morgan Stanley applied ranges of selected multiples to the corresponding financial data. Please revise to disclose the ranges that were selected and disclose the implied enterprise value reference range.

RESPONSE: The disclosure on page 38 of the Proxy Statement has been revised in accordance with the Staff’s comment to show the ranges of selected multiples used by Credit Suisse and Morgan Stanley. We have further revised the disclosure to clarify the methodology applied by the financial advisors in reaching the implied per share equity reference range for HCA.
Selected Transactions Analysis, page 39
9.	We note that in response to comment 47, you now disclose that the three criteria used to determine which transactions to include in the analysis where (1) U.S. companies (2) with operations similar to HCA (3) in the hospital and related health care services lines of business. Were these transactions the only transactions that involved transactions in U.S. companies with operations and principal lines of business in the hospital and related

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 5, 2006

health care services industries? If there were any other transactions meeting these criteria that were excluded from the analysis, they should be identified and the reason(s) for their exclusion should be explained.

RESPONSE: The disclosure on page 39 of the Proxy Statement has been revised in accordance with the Staff’s comments to clarify that the comparable transactions criteria includes a size component and excludes transactions involving acquisitions of individual facilities (as opposed to entire companies). Similar to our response to the Staff's comment above, we respectfully submit that determining comparable transactions, even those within a particular industry or of a particular size, necessarily involves the application of the professional judgment of financial advisors. In this transaction, Credit Suisse and Morgan Stanley reviewed various transactions involving U.S. companies within the healthcare industry and whose operations and principal lines of business were similar to HCA’s and made the determination that the eight disclosed transactions were most comparable to HCA.
Position of Parent, Merger Sub and the Sponsors as to Fairness, page 42
10.	We note you include this section in response to comment 1.
•	It appears the Parent, Merger Sub, and Sponsors relied on the Special Committee’s analysis in reaching their position as to fairness. Please revise the disclosure to clarify that they specifically adopt the Special Committee’s analysis.

•	We note the Parent, Merger Sub, and Sponsors’ position is that “they have no reason to believe that the merger is not fair to the unaffiliated shareholders.” Item 1014 of Regulation M-A requires the parties to state whether they reasonably believe the transaction is fair or unfair to unaffiliated security holders. Please revise the conclusion accordingly.
RESPONSE: With respect to the Staff’s comment regarding the conclusion of Parent, Merger Sub and the sponsors as to the fairness of the merger to unaffiliated shareholders of the Company, the disclosure on page 42 of the Proxy Statement has been revised in accordance with the Staff’s comment. We respectfully advise the Staff that, as Parent, Merger Sub and sponsors did not attend or take part in any meetings in which the special committee and/or board of directors of the Company conducted their analysis or reached their conclusion as to fairness, they are unable to specifically adopt the special committee’s analysis. However, Parent, Merger Sub and the sponsors believe that the current disclosure, which reflects that Parent, Merger Sub and the sponsors considered the same factors as the special committee and board of directors of the Company in reaching their own conclusions as to the fairness of the merger to unaffiliated shareholders of the Company, accurately describes the factors upon which their conclusion is based. In addition, supplementally, we respectfully advise the Staff that we believe that, for the reasons noted above and because the special committee is not an advisor of any of Parent, Merger Sub or the sponsors, the situation addressed in the last sentence of Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981) is distinguishable from, and not applicable to, the situation of Parent, Merger Sub and the sponsors.
Projected Financial Information, page 83
11.	We note your response to comment 54. Please revise your document to state that the projections and assumptions included in the document constitute all of the material information given to the financial advisors and used by them in formulating their opinions.

RESPONSE: The disclosure on page 83 of the Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. Jeffrey Riedler
Securities and Exchange Commission
October 5, 2006

Annex C: Opinion of Morgan Stanley & Co. Incorporated, page C-1
12.	We reissue prior comment 55, as the revised disclosure still seems to suggest shareholders cannot rely on the opinion. Please revise your proxy statement to clarify that shareholders are entitled to rely on the opinion, or otherwise clarify that Morgan Stanley has consented to its use in the document being disseminated to shareholders.

RESPONSE: The disclosure on page 35 of the Proxy Statement has been revised in accordance with the Staff’s comment.

          Please do not hesitate to contact me at (615) 742-6223, Page Davidson of our firm at (615) 742-6253, or Ryan Thomas of our firm at (615) 742-7765 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ James H. Cheek, III

James H. Cheek, III

Enclosures

cc:	Gregory S. Belliston, Securities and Exchange Commission

Jack O. Bovender, Jr., HCA Inc.
Robert A. Waterman, HCA Inc.
John M. Franck II, HCA Inc.

J. Page Davidson, Bass, Berry & Sims PLC
Ryan D. Thomas, Bass, Berry & Sims PLC

Creighton O’M. Condon, Shearman & Sterling, LLP
Clare O’Brien, Shearman & Sterling, LLP

David J. Sorkin, Simpson Thacher & Bartlett, LLP

James C. Morphy, Sullivan & Cromwell, LLP
John Evangelakos, Sullivan & Cromwell, LLP